Exhibit 12.1

OTTER TAIL CORPORATION
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2009	2010		2011	2012	2013
Earnings
Pretax income from continuing operations	$15,510,015	$29,510,344		$39,030,509	$54,205,367	$73,970,740
Plus fixed charges (see below)	31,220,902	39,162,792		38,373,189	34,797,851	30,463,083
Total earnings (1)	$46,760,918	$68,673,135		$77,403,698	$89,003,218	$104,433,823
Fixed Charges
Interest charges	$27,233,466	$34,099,716		$34,022,777	$31,059,849	$26,824,680
Amortization of debt expense, premium and discount	2,097,436	2,825,076		2,233,412	1,501,002	1,155,403
Estimated interest component of operating leases	1,890,000	2,238,000		2,117,000	2,237,000	2,483,000
Total fixed charges (2)	$31,220,902	$39,162,792		$38,373,189	$34,797,851	$30,463,083

Preferred Dividend Requirement*	$633,832	$1,118,671	*	$1,138,375	$2,101,550	$650,239

Total Fixed Charges and Preferred Dividend Requirement (3)	$31,854,735	$40,281,462		$39,511,564	$36,899,401	$31,113,322

Ratio of Earnings to Fixed Charges (1) Divided by (2)	1.50	1.75		2.02	2.56	3.43
Ratio of Earnings to Fixed Charges and Preferred Dividends (1) Divided by (3)	1.47	1.70		1.96	2.41	3.36

*
The preferred dividend requirement represents the amount of pre-tax earnings required to cover preferred stock dividend requirements, with a tax gross-up adjustment based on the Company’s ratio of income before income taxes to net income. In 2010, because of income tax adjustments, the Company recorded a net after-tax loss while its income before income taxes was positive, resulting in a ratio of income before income taxes to net income of  (194%). For 2010, a 40.0% incremental tax rate from ongoing operations was used to calculate the tax gross-up adjustment instead of the ratio of income before income taxes to net income.

All outstanding cumulative preferred shares were redeemed on March 1, 2013 for $15.7 million, including $0.2 million in call premiums charged to equity and included as preferred dividends paid and as part of our preferred dividend requirement for the year ended December 31, 2013.

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